UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43463

Pasqal Holding SA

24, rue Emile Baudot

91120 Palaiseau, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Closing of the Business Combination and Nasdaq Listing

On August 27, 2026, Pasqal Holding SA (the “Company”) and Bleichroeder Acquisition Corp. II (“Bleichroeder”) issued a joint press release announcing the closing of the previously disclosed business combination contemplated by the Agreement and Plan of Merger, dated as of February 28, 2026, as amended, by and among Bleichroeder, the Company and Pasqal Holding SAS, and the listing of the Company’s ordinary shares and warrants on the Nasdaq Stock Market under the symbols “PSQL” and “PSQLW”, respectively.

A copy of that press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Press Release of the Company and Bleichroeder, dated August 27, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PASQAL HOLDING SA

Date: August 27, 2026	By:	/s/ Wasiq Bokhari
		Name:	Wasiq Bokhari
		Title:	Chief Executive Officer

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